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Seed round led by Moonchain & AUDACIA CAPITAL

niftify.io New York NY



Technology | B2B | Blockchain & Web3 | Venture Backed

LEAD INVESTOR

Audacia Capital

Audacia Capital is a dubai based PE/VC fund. We are quite impressed with the a platform the team at Niftify have built. We see Niftify as solving a common problem phased by brands interested in entering the Web3 space through NFTs. The Team at Niftify is extremely solid with significant experience in building, scaling and exiting tech startups. They are considered veterans in the Crypto world. We are excited to see Niftify scale globally while assisting their clients in adopting real life applications of NFTs.

Invested $50,000 this round

Highlights

1. 💲 Raised $5.86M to date from VCs and Angels (includes $3,573,483 via token sales)
2. 🎯 Signed deals with 25+ famous brands across different industries
3. 💡 Niftify is a no-code NFT Store and Marketplace builder. Industry leading compliance
4. 🧠 No coding or crypto required
5. 👥 Global team of 20+ awesome people
6. 🚀 1500 free-trial signups in the first 2 months
7. 📈 $3.6M projected revenue over the next 12 months (not guaranteed)
8. ✨ Onboarded several Web3 agencies of Fortune 500 companies

Our Team



Bruno Ver Co-founder and CEO

Serial entrepreneur, consultant, advisor, investor with 2 exits under 25 and a demonstrated history of working in the digital world and tech scene.



Marko Vidrih Co-founder and COO

Experienced researcher with extensive background in tech, financial and project leadership.


...developing products aimed to improve safety and effectiveness. Working at multiple levels to effectively utilize research data and achieve optimal results.


Emil Sterndorff Co-founder and Head of Growth

27-year-old father, husband, business consultant, serial entrepreneur, and angel investor, sold 4 businesses before the age of 25 and raised a total of $10m across his ventures.


Michal Geci Chief Revenue Officer

Seasoned executive with more than 20 years of professional experiences from start-ups, corporations, academy and government.


Jan Vidic CTO

Technology expert from Slovenia, focusing on Blockchain. Jan is skilled in mentoring and leading tech teams and provides in-depth knowledge of technical aspects of Blockchain infrastructure and Software development in general.


Reuben Godfrey Chief Partnerships Officer

Business leader and advisor within the crypto space since 2017. Highly experienced in sales, business development, strategic marketing, product development, and team management.


Jener Sakiri Chief Legal Officer

Experienced transactional attorney specializing in corporate and blockchain law.


Thiago De Marco Chief Marketing Officer

Digital-native executive with track record in building successful projects for startups and Fortune 500 companies. Background in Creative Economy, International Business, Brand Management, and Web3 marketing.


Samir Pekaz Product Manager

Experienced entrepreneur and product manager with a worthwhile track record building and developing digital products for startups in several industries.


Tamir Potokar Grays Creative Lead

Creative professional with several years of experience building brands and digital experiences on a global level.


Arantxa Díaz Finance Operations Manager

Business executive with many years of experience in different fields and regions of the world.


Uroš Kostelac Development Process Manager

Entrepreneur, IT enthusiast, and enabler of complex tech development projects.


Matej Sever Digital Marketing Lead

Digital marketer with more than 13 years of experience in the online world. Passionate about NFTs, Blockchain, and all emerging technologies that will shape our future.


Urša Kraševec Executive Assistant

Experienced professional with a solid track record within finance and management leadership.

Are you ready to launch NFTs from your own website with the simplicity of Shopify, Squarespace, or Wix?

Niftify® is an NFT E-commerce Store Builder

that enables anyone to launch compliant NFT stores or marketplaces from the comfort of their own domain.



Your idea, your future, your business.

Build your collection around renowned and emerging creators. Niftify is an all-inclusive NFT marketplace for creating, buying and selling one-of-a-kind, limited edition and collectors pieces. We verify and authenticate every sale on the blockchain so you can buy with confidence.

Explore   About

Feautured NFTs

Founding Team





Bruno Ver, CEO   **Marko Vidrih,** COO   **Emil Sterndorff,** HoG

C-Team and Managers





Jan Vidic
Technology

Mikolaj Al-Jindi
Sales

Jener Sakiri
Legal




Michal Geci
Revenue

Thiago de Marco
Marketing

20+ others
at Slovenian office and other remote locations



The opportunity:

NFT technology has enormous potential, and it's already a reality in driving new business opportunities in different industries.

The global non-fungible token market size is expected to grow by

$147.24 bn

during 2022-2026 progressing at a CAGR of 35.27% during the forecast period.
(Research and Markets, 2022)

71% of key global executives believe that the metaverse will bring positive impacts on their organizations.
(Accenture, 2022)

One of the main reasons for the exponential rise in NFT demand is that NFTs have expanded their horizons beyond art, music, films, and sports to include other venues such as ticketing, community and loyalty rewards, metaverse, and in particular, gaming.



Niftify's mission is to accelerate the world's transition to immutable ownership, serving 1 million businesses by 2030.

Forward-looking projections are not guaranteed.

The challenges:

- *For companies:*
  *Building an NFT marketplace platform with **advanced features, analytics, and legal/security measures** from scratch would take 1-2 years and cost $1-2m*

- *For users:*
  Concerns regarding the *security of data* on third-party marketplaces, and the advent of shady collections are raising doubts when new projects come to the market, even if initially backed by recognized brands/creators.

Challenges

Web 2.0 companies entering Web 3.0

- × Experience a barrier of bad UI and UX
- × When they try to build their own tech, they find it expensive and time-consuming
- × Uses 3rd party unlicensed, non-compliant NFT marketplaces
- × Has limited ways of executing their strategies
- × Lose control and feed the marketplaces with users and revenue
- × Lose access to user-data which can be helpful in retargeting campaigns
- × Their users are often targeted by phishing scams and fake copy projects

The solutions:

- *For companies:*
  An easy-to-use **NFT store and marketplace builder** that connects with their existing websites and provides the most up-to-date legal and security requirements from the market for as little as **$500 per month**.

- *For users:*
  Security through verifying sellers and creating a seamless e-commerce experience - to both enchant NFT degens as well as onboard newcomers to the Web3 ecosystem.

the Web3 ecosystem.

We laid the ground work:

> *"We have been there. We know what it takes! Based on the users' feedback, we have invested heavily into developing products to perfectly fit the market needs.*
> *"*

A confirmed pipeline of projects and signed deals across industries
Entertainment
Education
Gaming
Fashion
Sports
$3,4M+ annual revenue projections

Forward-looking projections cannot be guaranteed.

Our product is LIVE
Marketplace
October 21st 2021
Platform as a Service
September 2022
PaaS launch timeline
Design
June
Programming
July
Launch
September
Mass Onboarding













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Investment perks

Investment perks
$100
• Name on the website
$500
• All previous
• 1-year Premium Account on Niftify Marketplace (worth $250)
$2,500
• All previous
• High quality Niftify merch (hoodie, t-shirt, or cap)
$5,000
• All previous
• Early access to exclusive NFT drops on Niftify Marketplace
$20,000
• All previous
• 1 year of free Store subscription (worth $4,900)
$50,000
• All the previous
• Become part of our "customer board" to contribute with ideas and test new features in advance
$80,000
• All the previous + 1 year of free Marketplace subscription (worth $49,000)
$100,000
• All the previous
• Full advisory for an NFT project of yours with our team

Raised to date
$5.86m
*This figure includes funds raised via token sales and an ongoing round of Series Seed Preferred Shares.

Investors
ZILLIQA CAPITAL
DARKPOOL
synapse network
AUSTRALIAN GULF CAPITAL
pulse ventures
Gate.io

COINTELLIGENCE FUND
Research. Education. Investments.
MAGNUS CAPITAL
NODESEEDS
MVST:MG
18Ventures.
ALEXANDER KONDRASHOV
STAKEZ CAPITAL
MAHADAO
Moonchain CAPITAL
BALENA CAPITAL
coin IX
AUDACIA CAPITAL

Let's grow together!



You x Niftify
Let's grow together.
We know what makes the market move. We invested heavily into developing our platform and listening to our customers. This is how we are preparing our product for the best market fit.
We also know that investing is a significant obligation. And just like we care for customers, we care for our investors. That's why we want you to know that your investment is in excellent hands.
It's time to think bigger. Way bigger...
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Now, we invite the whole community to be part of what we are building ❤️
